Exhibit 99.1

ParaZero Signs New Development Agreement with Latin American Drone Manufacturer Black Square

ParaZero continues to strengthen its market position throughout Latin America

Tel Aviv, Israel, Aug. 17, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, today announced its further expansion into the Latin American drone market with a new development agreement with Colombia-based drone OEM, Black Square, an industrial drone producer leader in the region that focuses on enterprise drone platforms.

Black Square’s decision to integrate ParaZero’s patented parachute technology underscores the importance of safety in advanced drone operations.

Black Square CEO, Juan Manuel Gonzalez, stated: “Adding rescue systems to our Hercules X4 and Hercules X8 heavy lift drone’s family was a necessary step to enhance our platform safety as well as expand the case uses for our platforms and customers. To guarantee the success of this move, we know for sure that we have to do it hand by hand with the best. For that reason, we choose ParaZero to join us in this journey.”

“Latin America represents a growing market for commercial drone applications, and our collaboration with Black Square solidifies our commitment to promoting safety across the commercial drone and urban air mobility ecosystem in the region,” said Boaz Shetzer, Chief Executive Officer of ParaZero. “Having recently facilitated groundbreaking operational approvals in Latin America with our technology, we’re eager to further our presence and deepen our ties in Latin America, and we look forward to our new partnership with the very talented team at Black Square.”

ParaZero’s SafeAir system offers a holistic safety approach for drone operations. By constantly monitoring and analyzing the aircraft’s flight patterns, it ensures that any indication of critical failure triggers the autonomous deployment of a ballistic parachute. This ensures a safe, controlled descent, drastically minimizing ground risk and potential for damage or injury in the event of an in-flight emergency.

Equipped with ParaZero’s patented parachute technology, organizations and operators around the world have received regulatory approvals for advanced operations, including autonomous flight beyond visual line of sight (BVLOS), operations over people (OOP), operations in densely populated areas, and drone delivery, by providing a robust safety solution to mitigate ground risk in the event of an emergency.

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS).

About Black Square

Black Square (https://blacksquare.com.co/) is a regional leading drone manufacturer company with offices in Colombia and Spain. The company started in 2015, and since then, Black Square drones have evolved, incorporating more demanding technical requests from well reputed sensor manufacturers and service providers from around the world. Flexibility to adapt to customer-specific requests and excellent technical support are among the more appreciated characteristics from Black Square’s customers.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the development agreement with Black Square and further expansion into Latin America. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com